[redacted]

SECURIT 08029002)N

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 9 2008
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12077

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: James I. Black + Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S FLORIDA AVENUE
(No. and Street)

LAKELAND (City) FL (State) 33801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRED COTSWORTH 863-686-4163
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NOBLES DECKER LENKER & CARDOSO CPA'S PA
(Name – *if individual, state last, first, middle name*)

102 W WHITING ST STE 201 (Address) TAMPA (City) FL (State) 33602-5114 (Zip Code)

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GERALD L BLACK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JAMES I BLACK & COMPANY, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

KEVIN R. KELLEY
Notary Public, State of Florida
My comm. expires Jan. 6, 2009
No. DD 384556

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) ~~Statement of Changes in Financial Condition.~~ STATEMENT OF CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS

JAMES I. BLACK & COMPANY

DECEMBER 31, 2007

NOBLES, DECKER, LENKER & CARDOSO

Professional Association

Certified Public Accountants

AUDITED FINANCIAL STATEMENTS
JAMES I. BLACK & COMPANY
DECEMBER 31, 2007

NOBLES, DECKER, LENKER & CARDOSO

PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

102 W. WHITING STREET
SUITE 201
TAMPA, FLORIDA 33602-5114

TELEPHONE
813-223-3455
FAX
813-223-3515

INDEPENDENT AUDITOR'S REPORT

Board of Directors
James I. Black & Company
Lakeland, Florida

We have audited the accompanying statements of financial condition of James I. Black & Company as of December 31, 2007 and 2006, the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of James I. Black & Company as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nobles Decker Lenker & Cardoso

February 25, 2008

STATEMENTS OF FINANCIAL CONDITION
JAMES I. BLACK & COMPANY

	December 31, 2007	2006
ASSETS		
Cash	$ 771,873	$ 703,412
Deposits with clearing organizations	75,359	63,753
Receivables:		
Brokers-dealers and clearing organizations	134,419	40,416
Brokerage customers	509,080	1,102,118
Securities, at market value	32,169	20,014
Life insurance proceeds receivable	-0-	200,000
Exchange membership, at cost (approximate market value $29,500 in 2007 and $34,000 in 2006)	5,000	5,000
Furniture and equipment, net of accumulated depreciation of $182,196 and $159,938, respectively	41,568	42,109
	$ 1,569,468	$ 2,176,822
LIABILITIES AND STOCKHOLDERS' EQUITY		
Short-term bank loans	$ -0-	$ -0-
Payables:		
Brokers-dealers and clearing organizations	101,018	17,196
Brokerage customers	356,247	975,347
Accounts payable and accrued expenses	237,862	41,140
Income taxes payable	23,948	2,016
Dividends payable	-0-	200,000
Total Liabilities	719,075	1,235,699
Stockholders' equity		
Common stock, no par value; 500 shares authorized, issued and outstanding at a stated value of $100 per share	50,000	50,000
Additional paid-in capital	25,000	25,000
Retained earnings	775,393	866,123
Total Stockholders' Equity	850,393	941,123
	$ 1,569,468	$ 2,176,822

Read Notes to Financial Statements

STATEMENTS OF INCOME
JAMES I. BLACK & COMPANY

	Year Ended December 31, 2007	2006
REVENUES		
Commissions	$ 2,492,820	$ 2,117,967
Interest	68,827	157,806
Other	54,227	40,189
	2,615,874	2,315,962
EXPENSES		
Employee compensation and benefits	1,676,369	1,518,105
Interest	1,708	23,842
Floor brokerage, exchange and clearance fees	108,658	110,875
Communications and data processing	248,488	246,830
Occupancy	312,815	280,375
Other	328,382	123,629
	2,676,420	2,303,656
INCOME (LOSS) FROM OPERATIONS	(60,546)	12,306
OTHER INCOME		
Proceeds of life insurance	-0-	200,000
INCOME (LOSS) BEFORE INCOME TAXES	(60,546)	212,306
Provision for income taxes	30,184	8,548
NET INCOME (LOSS)	$(90,730)	$ 203,758

Read Notes to Financial Statements

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
JAMES I BLACK & COMPANY

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2005	$ 50,000	$ 25,000	$ 862,365	$ 937,365
Net income			203,758	203,758
Dividends			(200,000)	(200,000)
Balance at December 31, 2006	50,000	25,000	866,123	941,123
Net income (loss)			(90,730)	(90,730)
Balance at December 31, 2007	$ 50,000	$ 25,000	$ 775,393	$ 850,393

Read Notes to Financial Statements

STATEMENTS OF CASH FLOWS
JAMES I. BLACK & COMPANY

	Year Ended December 31, 2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$(90,730)	$ 203,758
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	22,258	29,778
Gain on sale of equipment	-0-	(4,910)
(Increase) decrease in operating assets:		
Deposits with clearing organizations	(11,606)	82,216
Receivables:		
Brokers-dealers and clearing organizations	(94,003)	(16,304)
Brokerage customers	593,038	1,139,858
Securities	(12,155)	(13,498)
Refundable income taxes	-0-	3,099
Life insurance proceeds receivable	200,000	(200,000)
Increase (decrease) in operating liabilities:		
Short-term bank loans	-0-	(760,000)
Payables:		
Brokers-dealers and clearing organizations	83,822	17,196
Brokerage customers	(619,100)	42,003
Accounts payable and accrued expenses	196,722	16,672
Income taxes payable	21,932	2,016
NET CASH PROVIDED BY OPERATING ACTIVITIES	290,178	541,884
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of equipment	-0-	20,000
Acquisition of furniture and equipment	(21,717)	(11,075)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(21,717)	8,925
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(200,000)	-0-
Principal payments on long-term note payable	-0-	(29,273)
NET CASH USED BY FINANCING ACTIVITIES	(200,000)	(29,273)
NET INCREASE IN CASH	68,461	521,536
CASH AT BEGINNING OF YEAR	703,412	181,876
CASH AT END OF YEAR	$ 771,873	$ 703,412
SUPPLEMENTAL DISCLOSURES		
Interest paid	$ 1,708	$ 21,126
Income tax paid	$ 8,252	$ 3,433

Read Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS
JAMES I. BLACK & COMPANY

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity: James I. Black & Company (the Company) was founded in 1964 and is primarily engaged in the securities brokerage business in Lakeland, Florida. The Company is a broker-dealer registered with the Securities and Exchange Commission.

Security Transactions: Securities transactions and related commission revenues and expenses of the Company are recorded in the accounts on a trade date basis. The customers' securities are recorded on a settlement date basis. The Company's accounting and reporting policies conform to generally accepted accounting principles. The Company uses the direct write-off method to charge-off accounts when they are determined to be uncollectable after trade settlement date.

Securities: Securities owned by the Company are valued at market and the resulting unrealized gains and losses are reflected in income.

Exchange Membership: The Company's exchange membership, which represents ownership interest in an exchange and provides the Company with the right to conduct business on the exchange, is recorded at cost.

Furniture and equipment: Furniture and equipment are stated at cost. Depreciation is determined using the declining-balance method over the estimated useful lives of the assets, ranging from three to seven years.

Pervasiveness of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising: The Company's policy is to expense advertising costs as the costs are incurred. Advertising expense was $12,519 and $7,622 for the years ended December 31, 2007 and 2006, respectively.

NOTE B -- RECEIVABLE FROM AND PAYABLE TO BROKERAGE CUSTOMERS

Accounts receivable from and payable to brokerage customers include amounts arising from cash and margin transactions. Securities owned by brokerage customers are held as collateral for receivables. Such collateral is not reflected in the accompanying financial statements.

NOTE C -- BANK LOANS

The Company makes short-term bank loans under a credit agreement of up to $3,000,000. The borrowings are payable on demand and are fully collateralized by the customers' margin account securities at a 70% advance ratio. As of December 31, 2007 and 2006, the bank loan balance was $-0- and the loans were collateralized by margin customer securities of $125,982 and $205,083, respectively. The interest rate charged is .5 percentage point (1/2%) above the bank's prime rate (7.25% at December 31, 2007).

NOTE D -- LONG-TERM NOTE PAYABLE

Note Payable to GMAC Finance is an installment note dated October 23, 2003, in the original amount of $44,390. The remaining principal of $29,273 was paid in full during 2006.

NOTE E -- INCOME TAXES

The components of the provision for corporate income tax are as follows:

	2007	2006
Current		
Federal	$ 24,343	$ 6,368
State	5,841	2,180
	$ 30,184	$ 8,548

A reconciliation of the expected and the reported provision for corporate income tax follows:

	2007	2006
Provision expected based on statutory rates	-0-	$ 70,603
Effect of (non-taxable) non-deductible and other items, net	30,184	(62,055)
	$ 30,184	$ 8,548

NOTE F -- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). As a result, the Company is required to maintain a minimum net capital level. As of December 31, 2007, the Company had net capital of $798,750 and net capital requirements of $250,000, resulting in $548,750 excess net capital.

NOTE G – SAVINGS INCENTIVE MATCH PLAN FOR EMPLOYEES

During 2004, the Company established a Savings Incentive Match Plan for Employees (SIMPLE - IRA), whereby the employees may elect to contribute up to $13,000 (including catch-up contributions for employees over age 49) of their gross wages upon meeting age and length of service requirements. The Company made matching contributions up to 3% of electing employees' wages. Employer contributions to the Plan totaled $37,778 and $36,643 for the years ended December 31, 2007 and 2006, respectfully.

NOTE H -- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company purchases and sells securities and commodities as either principal or agent on behalf of its cash or margin customers. If either the customer or a counter-party fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction.

NOTE I -- SUBORDINATED LIABILITIES

The Company did not have liabilities subordinated to claims of general creditors as of December 31, 2007 and 2006, nor were there any increases or decreases in such liabilities during the respective years then ended.

NOTE J -- CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits in excess of federally insured limits during the year. Concentration risks as of December 31, 2007 and 2006 amounted to $571,873 and $521,658, respectfully.

NOTE K -- RELATED PARTY TRANSACTIONS

The Company leases office space on a month to month basis from an entity owned by three of its stockholders. These rents paid, which are included in occupancy expenses for the years ended December 31, 2007 and 2006, were $72,000 for each year.

A stockholder of the Company is a managing partner for several commodity pool funds. During 2007 and 2006, the Company earned $870,000 and $355,000 of revenue from these funds, respectively, and the stockholder accrued compensation of $435,000 and $177,500, respectively, related to such revenue.

NOTE L -- COMMITMENTS

The Company has entered into non-cancelable equipment leases and future minimum rentals are as follows:

December 31	Amount
2008	$ 18,115
2009	8,881
	$ 26,996

Annual equipment rental expenses included in occupancy expenses for the years ended December 31, 2007 and 2006 were $18,115 and $19,489, respectively.

NOTE M -- COMPUTATION OF RESERVE REQUIREMENTS

As of December 31, 2007, the Company had a required reserve requirement computation of $58,094, which was appropriately satisfied with a deposit amount of $150,000 on January 2, 2008.

NOTE N -- SUBSEQUENT EVENT

The Company has been under investigation (initiated in 2006) by the Enforcement Department of the Financial Industry Regulatory Authority (FINRA) for possible prior violations of its rules or the federal securities laws (Conduct Rules). FINRA has been delegated the authority to regulate and enforce the Federal Securities Laws and Regulations applicable to broker dealers such as the Company. During this investigation, the Company has fully cooperated with FINRA.

Currently, FINRA has proposed to resolve issues arising from their investigation by use of an Acceptance Waiver and Consent Agreement. The Company has stated a willingness to enter into such an agreement, which has not yet been formally received. As a consequence of this agreement, it is the Company's understanding that it would be subject to a fine of $125,000. This fine has been accrued as of December 31, 2007 and is included in other expenses.

SUPPLEMENTARY FINANCIAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

JAMES I. BLACK & COMPANY

As of December 31, 2007

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

JAMES I. BLACK & COMPANY

As of December 31, 2007

Stockholders' equity		$ 850,393
Deductions and charges		
Non-allowable assets		
Exchange memberships	5,000	
Furniture and equipment	41,568	
Unsecured accounts	250	
		46,818
Net capital before haircuts on security position		803,575
Less:		
Haircuts on security positions		4,825
Net capital		$ 798,750
Aggregate indebtedness		$ 719,075
Minimum net capital required		$ 250,000
Excess net capital		$ 548,750
Excess net capital at 1000%		$ 726,842
Ratio: Aggregate indebtedness to net capital	.90 to 1	

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of
December 31, 2006)

Net capital as reported in Company's Part II (unaudited Focus report)	$ 927,553
Adjustment to income tax provision	(21,932)
Adjustment to operating income and expense accruals, net	18,129
Adjustment to record fine	(125,000)
Net capital per above	$ 798,750

SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JAMES I. BLACK & COMPANY

As of December 31, 2007

Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$ 353,570
Customer securities failed to receive	101,018
Total credit items	454,588
Debit balances:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3	389,874
Customer securities failed to deliver	9,386
Total debit items	399,260
RESERVE COMPUTATION	
Excess of total credits over total debits	$ 55,328
105% of excess of total credits; required reserve deposit	$ 58,094
Amount on deposit at December 31, 2007	$ 2,765
Amount deposited on January 2, 2008	150,000
Total amount on deposit	$ 152,765

RECONCILIATION WITH COMPANY'S COMPUTATION (included In Part II of Form X-174-5 as of December 31, 2007)	
Required deposit as reported in Company's Part II (unaudited Focus report)	$ 58,094
Adjustment to accounts	-0-
Required deposit per this computation	$ 58,094

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JAMES I. BLACK & COMPANY

As of December 31, 2007

	Market Value	Number of Items
1) Customers' fully paid and excess margin securities not in the Company's possession or control as of December 31, 2007 but for which instructions to reduce possession or control had been issued as of December 31, 2007, but for which the required action was not taken within the time frames specified under Rule 15c3-3	None	None
2) Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2007, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	None	None

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

JAMES I. BLACK & COMPANY

As of December 31, 2007

The Company is exempt from making the daily computations of segregation and secured amount requirements pursuant to Section 4d(2) of the Commodity Exchange Act and Regulation 30.7 and the regulations thereunder, and the segregation of funds and secured amounts based upon such computations. As an introducing broker-dealer, the Company clears all commodities transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all of the accounts of such customers and maintains and preserves such books and records thereto.

REPORT ON INTERNAL CONTROL

JAMES I. BLACK & COMPANY

DECEMBER 31, 2007

NOBLES, DECKER, LENKER & CARDOSO
Professional Association

Certified Public Accountants

NOBLES, DECKER, LENKER & CARDOSO

PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

102 W. WHITING STREET
SUITE 201
TAMPA, FLORIDA 33602-5114

TELEPHONE
813-223-3455
FAX
813-223-3515

February 25, 2008

Board of Directors
James I. Black & Company
Lakeland, Florida

In planning and performing our audit of the financial statements of James I. Black & Company for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3) Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we have attached a listing of items for your consideration that are not considered to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Nobles Decker Lenker & Cardoso

NOBLES, DECKER, LENKER & CARDOSO, CPA'S, PA

COMMENTS AND OBSERVATIONS

Various control deficiencies were noted during the course of performing our audit:

1) Due to the small closely-held nature of the Company there is an inherent lack of segregation of duties within certain accounting procedures.

2) The client has had inadequate procedures in regards to anti-money laundering compliance procedures. However, the Company has implemented additional steps to enhance their procedures to insure compliance.

3) Auditor adjustments for income and expense accruals, depreciation and income taxes have been proposed, agreed to and approved by the Chief Financial Officer. The Company will implement procedures to record these items throughout the year in 2008.

4) The initial draft of the financial statement and related disclosures were drafted by the auditor. The Chief Financial Officer has read, revised and approved the financial statements as to format and content.

The above control deficiencies are individually and in the aggregate not deemed to be a material weakness in internal control and control activities for safeguarding securities.